Mail Stop 4561
      June 7, 2006

Kimberly S. Patmore
Executive Vice President and Chief Financial Officer
First Data Corporation
6200 South Quebec Street
Greenwood Village, CO 30308

      Re:	First Data Corporation
Form 10-K for Fiscal Year Ended December 31, 2005
Form 10-K for Fiscal Year Ended December 31, 2004
File No.  001-11073


Dear Ms. Patmore:

   We have reviewed your response letter dated April 20, 2006 and have the following comments. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the Fiscal Years Ended December 31, 2005

Consolidated Financial Statements

Note 8 - Nonderivative and Derivative Financial Instruments, page
112

1. We note your response to comment 4 of our letter dated January
30,
2006. In light of the length of time over which you forecast cash flows and that the volume of transactions are not contractually provided for, please provide us with a summary comparison of your forecasted commission payments by index and the related actual results over the time period since you have engaged in this hedge strategy (including periods prior to the adoption of SFAS 133, if applicable). In addition, quantify the changes in your estimates by index over this time period. For example, contrast your original estimates for 2012 commission payments with your current estimate for
2012 commission payments, and so on, for each of your forecasted commission payments, by index.



2. We note your response to comment 2 of our letter dated April 3, 2006. As you are hedging a group of cash flows and do not apply the
"first payments" approach of specifying the hedged cash flow as discussed in DIG G13, please tell us why you believe you do not need to de-designate then re-designate when a new swap is added on to the existing hedge relationship to reflect the additional notional of the new swap. In this regard, it appears you would have to de-designate and re-designate since you do not have the same forecasted transaction. We note that if you are required to de-designate and re-designate, you would likely be unable to use Method 1 outlined in
DIG G7 to measure ineffectiveness since DIG G7 specifically states that Method 1, which is currently used by the company, may not be applied if at the inception of the hedge the fair value of the swap is not somewhat near zero.

* * *

   Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

     Please contact Nancy Maloney, Staff Accountant, at (202) 551-3427 or me at (202) 551-3449 if you have questions.

   								Sincerely,



      Joyce A. Sweeney
      Accounting Branch Chief

Kimberly S. Patmore
First Data Corporation
April 3, 2006
Page 2